

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2022

Brian Mueller
Executive Vice President, Chief Financial Officer
Biomarin Pharmaceutical, Inc.
770 Lindaro Street
San Rafael, California 94901

      Re: Biomarin Pharmaceutical, Inc.
          Form 10-K for the fiscal year ended December 31, 2020
          Filed February 26, 2021
          File No. 000-26727

Dear Mr. Mueller:

We have reviewed your December 20, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2020 filed February 26, 2021

Notes to Consolidated Financial Statements
(18) Income Taxes, page 128

1.   We acknowledge the information provided in your response but continue to have difficulty in understanding the basis for your accounting treatment. Please provide us the following information.
   - Describe the nature of intellectual property rights transferred to your Irish subsidiary, the products and manufacturing processes that they support and the consideration paid by your Irish subsidiary for the transferred intellectual property.
   - Explain how these intellectual property rights now align with your manufacturing and commercial operations domiciled in Ireland and describe the specific benefits resulting from these rights subsequent to their transfer to your Irish subsidiary that were not previously available.
   - Describe legislative changes and effective dates for Irish tax law, governing the

transfer of these rights and supporting your recognition of the $835.1 million tax benefit and your conclusion that a valuation allowance was not necessary.

- Identify the "owner" of your Irish subsidiary, which is a Disregarded Entity for US tax purposes but also a wholly-owned subsidiary. Given this apparent inconsistency, explain your basis for disregarding this transfer of intellectual property for US tax reporting purposes.
- Quantify the interquartile range for your valuation of intellectual property rights transferred to the Irish subsidiary. Include a description and quantification of key assumptions, including associated products, projected revenue and profit by product, number of years constituting "long term market potential," discount rates, competitive factors and royalty charges by license agreement.

You may contact Frank Wyman at 202-551-3660 or Dan Gordon at 202-551-3486, if you have questions regarding the comment.

Sincerely,

Division of Corporation Finance
Office of Life Sciences